Exhibit 99.1

(Translation)

To our shareholders:

June 29, 2016

Masahiro Morimoto
Chief Executive Officer
UBIC, Inc.
2-12-23, Kounan, Minato-ku,
Tokyo, Japan

NOTICE OF RESOLUTIONS

AT THE 13TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

We hereby provide notice that at the 13th ordinary general meeting of shareholders of UBIC, Inc. held today, the following items were reported and resolved.

Sincerely yours,

Masahiro Morimoto

Chief Executive Officer

Items reported:

1.

Details of our Business Report, Consolidated Financial Statements, and Audit Reports by the Independent Auditor and the Audit and Supervisory Board on the audit results of our Consolidated Financial Statements for the fiscal year ended March 31, 2016.

2.	Details of our Unconsolidated Financial Statements for the fiscal year ended March 31, 2016.

In this respect, the contents of the above two documents were reported.

Items resolved:

Item 1 Appropriation of Retained Earnings

This item was resolved as originally proposed. The dividend was determined as follows:

1.	Type of dividend property Cash
2.	Allocation of dividend property and its total amount
	Dividend per share in common stock of the Company:	3 yen
	Total amount of dividend:	107,252,190yen
3.	Effective date of dividend payment June 30, 2016

Item 2 Partial Amendments to the Articles of Incorporation

This item was resolved as originally proposed.

The partial amendments to the Article 1 of the current Articles of Incorporation to change the Company’s trade name to “FRONTEO, Inc.” as of July 1, 2016.

Item 3 Election of Five (5) Directors

This item was resolved as originally proposed.

The re-election of the following four (4) Directors was resolved, Masahiro Morimoto,

Naritomo Ikeue, Makoto Funahashi, Hirooki Kirisawa

The election of the following one (1) Director was resolved, Hideki Takeda

Item 4 Election of One (1) Audit and Supervisory Board Member

This item was resolved as originally proposed.

The election of the following One (1) new Company Auditor was resolved, Kei Okubo.

Item 5 Election of One (1) Substitute Audit and Supervisory Board Member

This item was resolved as originally proposed.

The election of the following one (1) substitute audit and supervisory board member was resolved: Akira Suzuki.

Item 6 Issuance of Subscription Rights to Shares as Stock Options

This item was resolved as originally proposed, authorizing up to up to 260,000 shares of common stock of the Company, in accordance with Articles 236, 238 and 239 of the Companies Act of Japan, the determination of the subscription requirements of subscription rights to stock to be issued as stock options to Directors, Audit and Supervisory Board Members, Executive Officers, and employees of the Company, and Directors and employees of the Company’s subsidiaries.

In addition, since the gratis issuance of subscription rights to stock to Directors or Audit and Supervisory Board Members of the Company falls under their non-monetary remuneration, and the amount of which is not fixed, it was resolved that the specific method for calculating the amount and their details.

End

This document has been translated from the original Japanese-language document for reference purposes only.  If there are any differences or discrepancies between the original Japanese-language document and this English translation, the original Japanese-language document shall supersede this English translation.